Exhibit 2

Shanda Games Limited Announces Management Changes

HONG KONG, February 26, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games”), a leading online game developer, operator and publisher in China, announced today that Mr. William Chen has resigned as the Company’s chief technology officer for personal reasons.